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                                                            PEABODY ENERGY
                                                            NEWS RELEASE

                                                            CONTACT:
                                                            Vic Svec
                                                            (314) 342-7768


FOR IMMEDIATE RELEASE
---------------------
July 23, 2002

PEABODY ENERGY (NYSE: BTU) ADOPTS SHAREHOLDER RIGHTS PLAN
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ST. LOUIS, July 23 - The board of directors of Peabody Energy (NYSE: BTU) today adopted a shareholder rights plan designed to allow shareholders to realize the long-term value of their investment. The rights are designed to assure that all Peabody shareholders receive fair and equal treatment in the event of a proposed takeover, and to guard against abusive tactics to gain control of Peabody without paying shareholders the proper price for that control.
         The rights should encourage anyone seeking to acquire the company to negotiate with the board prior to attempting a takeover. The rights will not prevent a takeover and are not being adopted in response to any specific takeover threat.
         The rights will be exercisable only if a person or group acquires 15 percent or more of Peabody's common stock or commences a tender offer, the consummation of which would result in ownership of 15 percent or more of the common stock. The acquiring person will not be entitled to exercise any rights. The board of directors is authorized to reduce the 15 percent threshold to not less than 10 percent. Under the plan, Lehman Brothers Merchant Banking Partners II L.P. may continue to maintain its ownership position.
         In connection with the plan adoption, the board of directors declared a dividend distribution of one preferred share purchase right on each outstanding share of Peabody common stock. Each right will entitle shareholders to buy one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $110. The dividend distribution will be made on August 12, 2002, payable to shareholders of record on that date, and is not taxable to shareholders. The rights are scheduled to expire on August 11, 2012. Additional information regarding the plan will be sent to shareholders and included in filings with the Securities and Exchange Commission.
         Peabody Energy (NYSE: BTU) is the world's largest private-sector coal company, with 2001 sales of 194 million tons of coal and $2.7 billion in revenues. Its coal products fuel more than 9 percent of all U.S. electricity generation and more than 2 percent of worldwide electricity generation.


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PEABODY ENERGY ADOPTS SHAREHOLDER RIGHTS PLAN - TWO



Certain statements in this press release are forward looking as defined in the Private Securities Litigation Reform Act of 1995. These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this release. These risks include, but are not limited to: growth in coal and power markets; timing of reductions in customer coal inventories; future economic conditions; severity of weather; railroad performance; the ability to renew coal sales contracts upon expiration or renegotiation; risks of coal mining including geological conditions; the ability to successfully implement operating strategies; regulatory and court decisions; future legislation; credit and market risk associated with the company's customers; and other risks detailed from time to time in the company's reports filed with the Securities and Exchange Commission. These factors are difficult to accurately predict and may be beyond the control of the company.